Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated November 4, 2008

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared on the Reuters on October 31, 2008.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                Clarification: This article quotes Mr. Laplanche as stating, "Because of the credit crunch, borrowers have much less of an opportunity to get a good rate if they get a loan at all, and for lenders the average interest rate is 12 to 13 percent, a double-digit net return, which is a lot better than the stock market." In fact, Mr. Laplanche stated, "[Because of the credit crunch, borrowers have much less of an opportunity to get a good rate if they get a loan at all, and for lenders the average interest rate is 12 to 13 percent, and if defaults remain around 2 percent that would preserve a double-digit return.]" Predictions of future returns assume that certain defaults will occur and are based on an average assuming that lenders diversify their investment in multiple notes and across credit grades rather than placing their entire investment in a single note.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, which the Company filed with the SEC on October 14, 2008 together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus.

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

RPT-FEATURE-Financial crisis spells business for lending sites

Fri Oct 31, 2008 8:03am EDT

By Carey Gillam

KANSAS CITY, Mo., Oct 31 (Reuters) - One woman wants to pay off medical bills. An Ohio couple wants $5,000 to start a home business. An Illinois college student needs help with tuition.

With bank loans drying up amid financial turmoil around the world, these would-be borrowers aren't looking to traditional channels for money. They have turned to the fast-growing online industry of peer-to-peer lending, in which online companies like Lending Club, Prosper and Loanio connect people who need money with those who have it.

Through this peer-to-peer arrangement, borrowers get the money they want, typically at lower rates than through a credit card or bank, while individuals lending the money collect higher interest rate returns than they might find in more traditional investments.

Twelve traditional banks turned down Tim Murphy's request for a $25,000 loan to start a gourmet popcorn shop in an Atlanta suburb, but he found 97 different individuals willing to share in lending him the full amount through Lending Club.

Murphy's 1,600-square-foot store now offers a dozen varieties of popcorn, including parmesean and garlic, ranch-flavored and nacho cheese.

"It's growing, slowly, but growing, said Murphy.

While demand for peer-to-peer loans is on the increase as traditional banks tighten their lending, the model is not without its problems.

Prosper earlier this month stopped signing up new lenders while the Securities and Exchange Commission evaluates its regulatory filings, a process that could take up to six months.

The amount of new lending on Prosper each month was already declining from a peak in May and average interest rates were increasing.

With the U.S. economy sliding toward recession, lenders are becoming leery of tying their money up in a peer-to-peer loan that typically runs three years and borrowers who could default.

BETTER THAN STOCKS

Nevertheless, the model is still enticing for some investors and the peer-to-peer sites say they are here to stay.

Eric Di Benedetto of San Francisco said he and a partner have loaned nearly $1 million to hundreds of borrowers, and so far have found much better returns -- averaging above 12 percent -- than they could have garnered elsewhere.

"The stock market hasn't really done well over the last few years," said 43-year-old Di Benedetto. "We were looking for something that was relatively safe while returning double-digit returns. Banks have made a business of this for hundreds of years."

Sheryl Garrett a financial planner based in suburban Kansas City, Missouri, has advised some of her clients to invest their money in peer-to-peer lenders.

"All the stars are in alignment when credit is tight and investment opportunities have dried up," she said. "This is a way for borrowers to get the capital they need to keep our economy going, but also provide the investor, the lender, an opportunity to work in something they feel a lot more comfortable about than the stock market."

And a new company, Loanio, entered the market on Oct. 1, aiming at borrowers who have been turned away from other lending sites because of poor credit.

More than 1,000 people signed up to participate within Loanio's first week, according to CEO Michael Solomon. The company encourages borrowers to use friends and family as co-signers and verifies a borrower's financial footing for a fee, Solomon said.

"A lot of traditional lending channels have been drying up," said Solomon, who is hoping the approaching Christmas shopping season will boost borrowing interest. "This is a nice complement."

PERFECT STORM

Lending Club, based in Sunnyvale, California, limits itself to borrowers with good credit histories and brags of a default rate of less than 2 percent. It has started a secondary market where lenders can cash out of their loans early, after seeking regulatory approval from the Securities and Exchange Commission.

"The social lending industry is here to stay," said Lending Club CEO Renaud Laplanche, who cites the upheaval in financial markets as "the perfect storm" for his business, which has done about $20 million in loans in 18 months.

"Because of the credit crunch, borrowers have much less of an opportunity to get a good rate if they get a loan at all, and for lenders the average interest rate is 12 to 13 percent, a double-digit net return, which is a lot better than the stock market," Laplanche said.

Prosper is similarly registering with the Securities and Exchange commission to set up a secondary market, halting activity on its site pending SEC review.

Prosper generates revenue by collecting a one-time 2 to 3 percent fee on funded loans from borrowers, and assessing a 1 percent annual loan servicing fee on lenders. Lenders bid to fulfill borrower loan requests by offering the lowest interest rate they are willing to accept.

Another company that sees a niche in the credit crunch is Virgin Money, a unit of Richard Branson's Virgin Group, which is expanding into the United States.

Virgin Money USA, which focused on handling transactions for borrowers and lenders who already know each other, now offers mortgages in the United States as traditional banks back away.

"What we've seen in the last few months is greater interest among both borrowers and lenders in looking for alternatives. Part of it is by necessity and part of it is by choice," said Asheesh Advani, chief executive of Virgin Money USA. (Reporting by Carey Gillam; Editing by Eddie Evans)

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